Amendment

to

Fund Accounting Addendum

For

UNIFIED SERIES TRUST

This Amendment revises the Fund Accounting Addendum (the “Addendum”) to the Master Services Agreement dated January 5, 2017, as amended February 15, 2018 (the “Agreement”) between Unified Series Trust (“Trust”), an Ohio business trust, and Ultimus Fund Solutions, LLC (“Ultimus”), an Ohio limited liability company (collectively the “Parties”).

The Parties agree to amend the Fund Accounting Addendum to revise the services provided by Ultimus as described below:

1.	The following sub-sections are added to Section 3, Special Reports and Services, of the Addendum as follows:

3.4	If a Fund invests in a wholly-owned subsidiary, Ultimus will perform such additional fund accounting services as are necessary to perform fund accounting for the subsidiary and to consolidate financial statements of the Fund and the subsidiary.

3.5	If a Fund is an exchange-traded fund (“ETF”), Ultimus will perform the following additional services:

(A)	distribute net asset values and/or yields to the Fund’s listing exchange, authorized participants, transfer agent and/or index receipt agent;
(B)	create each Fund’s daily portfolio composition file (“PCF”), transmit the PCF to the Fund and its investment adviser, assist the Fund and its investment adviser with inputting the PCF into the NSCC system, and facilitate any other communications required by the NSCC related to the PCF.

In addition, if the Fund is an ETF, the Trust, on behalf of the Fund, shall pay or cause to be paid, expenses incurred in connection with Fund purchase and redemption transactions; licensing fees for the index on which the Fund is based (“Index”), if applicable; securities exchange listing fees and fees associated with the calculation and dissemination of the Index and indicative optimized portfolio value (“IOPV”); transfer agent, dividend disbursing agent, and index receipt agent fees.

Except as set forth is this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

The parties duly executed this Agreement as of November 20, 2019.

Unified Series Trust		Ultimus Fund Solutions, LLC
By:	/s/ David R. Carson	By:	/s/ David James
Name:	David R. Carson	Name:	David James
Title:	President	Title:	EVP and Chief Legal and Risk Officer